SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended March 31, 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F    |X|               Form 40-F
                       ------------------             ------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                             No      |X|
                       ------------------             ------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 2002

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                                 - $m     36,290        45,412
Total replacement cost operating profit                  - $m      2,058         5,472
Replacement cost profit before exceptional items         - $m        924         3,001
Replacement cost profit for the period                   - $m        854         3,068
Historical cost profit for the period                    - $m      1,296         2,830
Profit per Ordinary Share                                - cents    5.78         12.59
Dividends per Ordinary Share                             - cents    5.75          5.25

---------------

(a) For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements.


The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 2001 included in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2001. The financial information for 2001 has been restated to reflect (i) the adoption by the Group of UK Financial Reporting Standard No. 19 (FRS 19) `Deferred Tax' with effect from January 1, 2002 and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on January 1, 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See
Note 2 of Notes to Consolidated Financial Statements for further information.

BP has acquired a 51% interest in and has consolidated Veba Oil with effect from February 1, 2002.

The reduction in turnover for the first quarter primarily reflects significant decreases in oil and natural gas prices.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $924 million for the three months ended March 31, 2002, compared with $3,001 million for the equivalent period of 2001. These results are after charging special items of $185 million ($120 million after tax) for the three months ended March 31, 2002, and $63 million ($40 million after tax) for the equivalent period of 2001. The results for the three months ended March 31, 2002 and 2001 are also after charging acquisition amortization of $538 million and $671 million, respectively. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. The special charges for the three months ended March 31, 2002 comprised restructuring charges for Upstream and Chemicals, Veba, Solvay and Erdoelchemie integration costs and litigation costs. Those for the corresponding period of 2001 comprise Burmah Castrol integration costs, rationalization costs in the North European commercial and industrial business in Refining and Marketing and a bond redemption charge.

The historical cost profit for the three months ended March 31, 2002 was $1,296 million including inventory holding gains of $473 million and after net exceptional losses of $109 million ($70 million after tax) in respect of net losses on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2001 there was a profit of $2,830 million after inventory holding losses of $238 million, and including net exceptional gains of $218 million ($67 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

Interest expense for the three months ended March 31, 2002 was $333 million compared with $446 million (including $10 million relating to a bond redemption charge) in the equivalent period of 2001, primarily reflecting lower interest rates partly offset by higher net debt.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Net debt at March 31, 2002 was $22.9 billion. The ratio of net debt to net debt plus equity was 25% compared to 23% at December 31, 2001. After adjusting for the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 32% at March 31, 2002 compared with 29% at December 31, 2001. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and associate and joint venture borrowing.

The Group has access to significant sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The net debt ratio and net cash outflow reflect the Veba acquisition in the first quarter of 2002. Cash inflows from Veba related disposals will provide a significant offset in the second quarter.

Net taxation, other than production taxes, charged for the three months ended March 31, 2002 was $753 million compared with $2,168 million in the equivalent period last year. The first quarter 2002 included a tax credit of $39 million in respect of exceptional items compared with a tax charge of $151 million for the first quarter of 2001. The tax charge for the three months ended March 31, 2002 declined in line with the fall in reported profits compared with the same quarter last year. The effective tax rate on replacement cost profit before exceptional items was 46% for the three months ended March 31, 2002, compared with 40% for the equivalent period of 2001. The non-deductible acquisition amortization was similar in both periods, consequently the effective tax rate has risen from 40% to 46%.

The changes to UK North Sea tax announced in the recent budget proposals, under which a supplementary charge would effectively increase the corporation tax rate from 30% to 40% and provision would be made for 100% first year allowances on capital expenditure, have no impact on first quarter results. If the budget proposals are enacted, the changes will be effective from April 17, 2002. This would increase the Group's tax charge rateably for the remainder of 2002 by around an estimated $200 million, representing around a 2% increase in the effective tax rate, on the basis of average oil prices experienced in the first quarter, and additionally a one-off charge of around an estimated $350 million would be made to increase the Group's deferred tax provision for the supplementary corporation tax. The cash impact for the remainder of 2002 would, it is anticipated, be broadly neutral, with accelerated capital allowances offsetting the impact of the tax rate increase.

Capital expenditure and acquisitions in the first quarter of 2002 was $5.7 billion, including $2.6 billion for the Veba transaction, compared with $2.5 billion for the equivalent period in 2001. Excluding acquisitions, capital expenditure for the first quarter 2002 was $3.1 billion, consistent with our target of $12-13 billion for the year. Disposal proceeds were $0.3 billion, in line with expectations.

Net cash outflow for the three months ended March 31, 2002 was $2.4 billion, including $1.5 billion for the acquisition of 51% of Veba, net of cash acquired, compared with an inflow of $3.2 billion for the equivalent period of 2001. Compared to a year ago, operating cash flow was lower and tax, capital and dividend payments were higher. Net cash inflow from operating activities was $3.6 billion for the three months ended March 31, 2002, compared with $6.7 billion in the equivalent period in 2001.

The return on average capital employed on a replacement cost basis for the three months ended March 31, 2002 was 6% compared with 16% for the equivalent period of 2001. For further information on the return on average capital employed calculation see page 53 of this report.

BP announced a first quarterly dividend for 2002 of 5.75 cents per ordinary share. Holders of ordinary shares will receive 4.051 pence per share and holders of American Depositary Receipts (ADRs) $0.345 per ADS. The dividend is payable on June 10, 2002 to shareholders on the register on May 17, 2002. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares also on June 10, 2002.

BP intends to continue to pay dividends in the future of around 60% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization, to levels which we would expect on average over the long term. The target dividend payout ratio has been restated following adoption of FRS 19 on January 1, 2002 in order to maintain the substance of the existing financial framework.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization as defined in footnote (a) below. The pro forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                           Pro forma
Reconciliation of reported                                                                    result
profit (loss) to pro forma result                      Acquisition      Special         adjusted for
adjusted for special items               Reported     amortization(a)     items(b)     special items
                                        ---------     ------------      -------        -------------
                                                           ($ million)
Three months ended March 31, 2002
Exploration and Production                  1,928              345          127                2,400
Gas, Power and Renewables                     111                -            -                  111
Refining and Marketing                         68              193           26                  287
Chemicals                                      76                -           32                  108
Other businesses and corporate               (125)               -            -                 (125)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit           2,058              538          185                2,781
Interest expense                             (333)               -            -                 (333)
Taxation                                     (792)               -          (65)                (857)
Minority shareholders' interest                (9)               -            -                   (9)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                             924              538          120                1,582
                                        ---------        =========    =========            ---------
   per ordinary share (cents)                4.12                                               7.06
                                        =========                                          =========


Three months ended March 31, 2001
Exploration and Production                  4,666              470            -                5,136
Gas, Power and Renewables                     100                -            -                  100
Refining and Marketing                        740              201           53                  994
Chemicals                                      81                -            -                   81
Other businesses and corporate               (115)               -            -                 (115)
                                        ---------        ---------    ---------            ---------
Replacement cost operating profit           5,472              671           53                6,196
Interest expense                             (446)               -           10                 (436)
Taxation                                   (2,017)               -          (23)              (2,040)
Minority shareholders' interest                (8)               -            -                   (8)
                                        ---------        ---------    ---------            ---------
Replacement cost profit before
exceptional items                           3,001              671           40                3,712
                                        ---------        =========    =========            ---------
   per ordinary share (cents)               13.35                                              16.51
                                        =========                                          =========


---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the first quarter 2002 comprise restructuring charges for Upstream and Chemicals, Veba, Solvay and Erdoelchemie integration costs and litigation costs. The special items for the first quarter 2001 comprise Burmah Castrol integration costs, rationalization costs in the North European commercial and industrial business in Refining and Marketing and a bond redemption charge. The taxation credit relating to special items has been calculated using a tax rate of 35% (2001, 36.5%).

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                               - $m        5,638         9,117
Total replacement cost operating profit                - $m        1,928         4,666
Results included:
Exploration expense                                    - $m          124           169
Of which: Exploration expenditure written off          - $m           59           108

Key Statistics:
Crude oil (a)    Average prices realized by BP         - $/bbl     18.77         24.80
                 Production                            - mb/d      1,989         1,937
Natural gas      Average prices realized by BP         - $/mcf      2.27          4.96
                 Production                            - mcf/d     8,746         8,895

Brent oil price                                        - $/bbl     21.13         25.75
West Texas Intermediate oil price                      - $/bbl     21.54         28.71
Alaska North Slope US West Coast                       - $/bbl     19.76         24.93
Henry Hub gas price (b)                                - $/mmBtu    2.35          7.08

---------------

(a)   Crude oil and natural gas liquids
(b)   Henry Hub First of the Month Index

The reduction in turnover for the three months ended March 31, 2002 compared to the same quarter in 2001 reflects the lower oil and natural gas prices in the current quarter.

Total replacement cost operating profit for the three months ended March 31, 2002 was $1,928 million compared with $4,666 million for the equivalent period in 2001. The result for the first quarter 2002 is after special charges of $127 million comprising severance and litigation costs. The severance costs reflect the significant restructuring which is underway to reposition the business in North America and the North Sea. The results are also after charging depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill consequent upon the ARCO acquisition in 2000 of $345 million and $470 million for the first quarter of 2002 and 2001, respectively. Replacement cost operating profit for the quarter was significantly affected by lower oil and natural gas prices. Average liquids realizations declined by around $6 a barrel. In particular, US realizations were down over $7 a barrel, with WTI averaging close to Brent in the current quarter compared with a premium over Brent of close to $3 a barrel a year ago. Average natural gas realizations were down some $2.70 per thousand cubic feet. As US natural gas is sold on a first of the month basis, the improvement in the Henry Hub price late in the quarter has not benefited first quarter realizations.

Production is on track to deliver 5.5% growth for the year with the overall growth being back-end loaded due to the timing of project start-ups. First quarter production of 3,497 mboe/d was up 0.75% on a year ago, reflecting the benefits of new start-ups at Northstar in Alaska, Tambar in Norway and Girassol in Angola as well as increased production in the Marlin and Pompano fields in the Gulf of Mexico. These more than offset the effects of OPEC quota reductions affecting our production in Abu Dhabi, Venezuela and Norway, abnormally warm weather in the UK (impacting gas liftings), and the sale of certain UK Southern North Sea assets in 2001, amounting in total to around 100 mboe/d. Liquids production increased by 2.7%, with gas production down around 1.7%.

In mid April, the King field in the Gulf of Mexico came on stream, projected to be followed by other Gulf of Mexico fields, Princess in the second quarter, King's Peak in the third quarter and Horn Mountain in the fourth quarter. In addition, the second LNG train in Trinidad is expected to come on stream in the third quarter.

In support of continued growth, capital expenditure for the quarter was $2.3 billion, $0.4 billion higher than last year. During the quarter, developments were approved for the Edfu oil discovery in Egypt and Viscount in the UK North Sea.

In mid April, BP announced that it was acquiring an additional interest in Sidanco, an integrated Russian oil and gas company, for $375 million. This increases BP's interest to 25% plus one share, in line with its current voting rights.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                             - $m          7,768        12,122
Total replacement cost operating profit              - $m            111           100


On January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other businesses and corporate to Gas and Power. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date and comparative information has been restated.

Turnover for the three months ended March 31, 2002 was $7,768 million compared with $12,122 million for the same period in 2001. Despite increased gas sales volumes, turnover decreased due to substantially lower gas prices during the period, particularly in North America.

Replacement cost operating profit for the three months ended March 31, 2002 was $111 million compared with $100 million for the same period in 2001. The result reflects higher profit from the NGL business, partly offset by lower profit from trading and marketing. NGL profit has increased, despite lower volumes, due to margins returning to more normal levels compared to the exceptionally low levels of a year ago. The trading and marketing result is down due to lower margins. BP Solar production was up over 30% on a year ago.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                             - $m         24,889        28,523
Total replacement cost operating profit              - $m             68           740
Total refined product sales                          - mb/d        6,500         5,953
Refinery throughputs                                 - mb/d        2,994         2,911
Global Indicator Refining Margin (a)                 - $/bbl        1.64          4.25

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

Turnover for the three months ended March 31, 2002 was $24,889 million compared with $28,523 million for the same period in the prior year. The decrease in turnover for the first quarter 2002 primarily reflects lower fuel prices.

Replacement cost operating profit for the three months ended March 31, 2002 was $68 million, compared with $740 million a year ago. The result for the first quarter 2002 is after special charges of $26 million comprising Veba Oil integration costs. Special charges for the first quarter of 2001 comprise Burmah Castrol integration costs and rationalization costs in the North European commercial and industrial business. The results are also after charging depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000 of $193 million and $201 million for the first quarter of 2002 and 2001, respectively. The first quarter 2002 result includes Veba Oil results from February 1. The decrease in replacement cost operating profit of $672 million reflects significantly lower worldwide refining margins and lower retail margins, particularly in the USA. Refining margins were down some 60% worldwide versus first quarter 2001 with significant drops in Europe and the USA where the majority of BP's refineries are located. US retail margins were down approximately 60% compared to a year ago and 80% compared to last quarter. Partially offsetting the lower margins were reduced operating costs that reflected decreased refinery fuel and electricity costs in the US and ongoing cost reduction programmes.

Refining throughputs increased by 3% compared with the first quarter of 2001, due to the effect of the Veba acquisition, which more than offset the divestments of the Mandan, South Dakota and Salt Lake City, Utah, refineries in the USA. Marketing volumes increased by 5%, reflecting the impact of the Veba acquisition; excluding Veba, marketing sales were down approximately 3%, due to lower aviation and commercial sales.

During the quarter, BP opened an additional 32 BP Connect stations, primarily in the USA and in London, England, bringing the total number of BP Connect stations worldwide to 371. An additional 300 sites were reimaged in the first quarter, bringing the total number of sites with the BP Helios to some 5,300 worldwide.

In February, BP reached agreement to sell its Yorktown, Virginia refinery. The sale is expected to be completed in the second quarter. In addition, BP completed the sale of its network of 21 service stations in Japan to Japan Energy at the end of March.

Also in February, Edinburgh, Scotland became the first city in the world where BP supplies both sulphur-free unleaded gasoline and sulphur-free diesel. The sulphur-free products will be available at 18 service stations in the Edinburgh area, supplied from the Grangemouth refinery.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                            - $m           2,642         2,689
Total replacement cost operating profit             - $m              76            81
Production (a)                                      - kte          6,611         5,377
Chemicals Indicator Margin (b)                      - $/te            96(c)        106

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.
(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(c) Provisional. The data for the first quarter is based on two months' actuals and one month of provisional data.

Turnover for the three months ended March 31, 2002 was $2,642 million, and was broadly flat compared with $2,689 million for the equivalent period in 2001.

Replacement cost operating profit for the three months ended March 31, 2002, was $76 million, compared with $81 million for the equivalent period in 2001. The result for the first quarter 2002 is after special charges of $32 million related to major site restructuring and Solvay and Erdoelchemie integration. Excluding special charges, the result for the first quarter of 2002 reflects increased volumes due to 100% ownership of Erdoelchemie and the effect of the Solvay transaction and slightly lower fixed costs, partly offset by lower margins caused by higher feedstock prices, mainly in Europe.

Chemicals production of 6,611 thousand tonnes in the first quarter was 1,234 thousand tonnes above the same quarter last year. Higher production was the result of improving demand and increased capacity from both new plants coming on stream and the Solvay, Erdoelchemie and Veba transactions.

As part of the ongoing restructuring of our portfolio, we announced the closure of polypropylene capacity: one production line at Chocolate Bayou and the facility at Cedar Bayou, both in Texas, USA. We also announced the sale of parts of our plastics fabrication business as part of our overall plan to divest non-core businesses.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Turnover                                              - $m           135           127
Replacement cost operating profit                     - $m          (125)         (115)

Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

EXCEPTIONAL ITEMS

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Profit (loss) on sale of fixed assets and
businesses and termination of operations             - $m           (109)          218
Taxation credit (charge)                             - $m             39          (151)
                                                                 -------       -------
Exceptional items after taxation                     - $m            (70)           67
                                                                 -------       -------


Exceptional items for the first quarter of 2002 include the loss on closure of certain polypropylene facilities in Texas, USA.

OUTLOOK

Led by the USA, the world economy is showing signs of demand recovery following its recent growth pause. However, the margin environment for the downsteam and chemicals businesses remains challenging.

Crude oil prices have risen since the end of February as the market tightens in response to OPEC's January production cuts and some recovery in demand. The risk of Middle East supply disruption is keeping the market volatile and providing some additional support to prices. The crude oil market is expected to be broadly balanced in the second quarter, with average realizations currently anticipated to be higher than in the first quarter.

US natural gas prices have risen in line with higher oil prices despite the overhang of gas in storage. Evidence of a recovery in demand and reduced drilling activity impacting North American production is creating an expectation that inventories will reduce and that supply and demand will rebalance over the course of the year. For the second quarter, North American gas realizations are currently anticipated to be higher than in the first quarter.

Upstream production growth in 2002 is projected to be biased towards the second half of the year. Scheduled 2002 second quarter production from both new and existing fields should see year-on-year second quarter production moving towards our annual 5.5% growth target - leaving us on track to meet our performance goal by the end of the year.

During April refining margins recovered towards the levels seen in the fourth quarter of last year, with relative strength in the USA offset by continued weakness in Europe and Asia. The recovery in margins was driven by higher US gasoline refining margins as US gasoline stocks fell close to normal seasonal levels. More recently, higher crude prices and increased US product stocks have put pressure on refining margins, which have fallen back to the levels seen in the first quarter. We expect continued margin volatility .

Since mid-March, US retail marketing margins have shown improvement from the extremely depressed levels earlier in the first quarter. European marketing margins have been under pressure recently due to product price increases, but are still above the second quarter of last year. On average, global second quarter marketing margins are currently anticipated to be similar to a year ago.

Chemical margins remain depressed and vulnerable to increases in feedstock prices. There is, however, continued evidence of a pick-up in volumes.

Capital expenditure is on track for the year's target of $12-13 billion, excluding acquisitions. The net debt ratio, which was above the mid point of the 25-35% range in the first quarter, following the Veba purchase, should move towards the middle of the range during the second quarter with the expected receipt of most of the proceeds from the sale of the Veba upstream assets.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under 'Outlook', with regard to trends in the trading environment, oil and gas prices and margins, inventory and product stock levels, capacity utilization, capital expenditure, working capital, profitability, results of operation, dividend payments, liquidity or financial position and statements regarding our targets are all forward-looking in nature.
Forward-looking statements are also identified by such phrases as 'will', 'expects', 'is expected to, 'should', 'may', 'is likely to', 'intends' and 'believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts for 2001 and in the Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.


2001 DIVIDENDS

On April 30, 2002, BP p.l.c.  announced a first  quarterly  dividend for 2002 of
5.75 cents per ordinary share of 25 cents (ordinary shares), representing $0.345 per American Depositary Share (ADS) amounting to $1,290 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is May 17, 2002, with payment to be made on June 10, 2002.

The dividend payable on June 10, 2002 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.038) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.345, a gross dividend for tax purposes of $0.383 and a potential tax credit of $0.038 per ADS.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on June 10, 2002.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                  ($ million, except per
                                                                      share amounts)
Turnover - Note 3                                                 36,569        45,700
Less: joint ventures                                                 279           288
                                                                 -------       -------
Group turnover                                                    36,290        45,412

Replacement cost of sales                                         31,553        37,188
Production taxes - Note 4                                            247           583
                                                                 -------       -------
Gross profit                                                       4,490         7,641
Distribution and administration expenses                           2,691         2,526
Exploration expense - Note 5                                         124           169
                                                                 -------       -------
                                                                   1,675         4,946
Other income                                                         125           195
                                                                 -------       -------
Group replacement cost operating profit                            1,800         5,141
Share of profits of joint ventures                                    70           102
Share of profits of associated undertakings                          188           229
                                                                 -------       -------
Total replacement cost operating profit - Note 6                   2,058         5,472
Profit (loss) on sale of fixed assets and businesses
or termination of operations - Note 7                               (109)          218
                                                                 -------       -------
Replacement cost profit before interest and tax - Note 6           1,949         5,690
Inventory holding gains (losses) - Note 8                            473          (238)
                                                                 -------       -------
Historical cost profit before interest and tax                     2,422         5,452
Interest expense - Note 9                                            333           446
                                                                 -------       -------
Profit before taxation                                             2,089         5,006
Taxation - Note 10                                                   753         2,168
                                                                 -------       -------
Profit after taxation                                              1,336         2,838
Minority shareholders' interest                                       40             8
                                                                 -------       -------
Profit for the period (a)                                          1,296         2,830
                                                                 =======       =======
Earnings per ordinary share - cents (a)
   Basic                                                            5.78         12.59
   Diluted                                                          5.75         12.51
                                                                 -------       -------
Earnings per American depositary share - cents (a)
   Basic                                                           34.68         75.54
   Diluted                                                         34.50         75.06
                                                                 -------       -------

Average number of outstanding ordinary shares (millions)          22,403        22,474
                                                                 =======       =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                       March 31, 2002               December 31, 2001
                                                        (Unaudited)
                                                       --------------               -----------------
                                                                      ($ million)
Fixed assets
  Intangible assets                                            16,089                          16,489
  Tangible assets                                              81,944                          77,410
  Investments                                                  12,000                          11,963
                                                             --------                        --------
                                                              110,033                         105,862
Current assets
  Business held for resale                         2,090                              -
  Inventories                                      8,698                          7,631
  Receivables                                     28,784                         26,669
  Investments                                        286                            450
  Cash at bank and in hand                         1,379                          1,358
                                                --------                       --------
                                                  41,237                         36,108
                                                --------                       --------

Current liabilities - falling due within one year
  Finance debt                                    11,063                          9,090
  Accounts payable and accrued liabilities        31,648                         28,524
                                                --------                       --------
                                                  42,711                         37,614
                                                --------                       --------

Net current assets (liabilities)                               (1,474)                         (1,506)
                                                             --------                        --------
Total assets less current liabilities                         108,559                         104,356

Noncurrent liabilities
  Finance debt                                    13,468                         12,327
  Accounts payable and accrued liabilities         3,137                          3,086
  Provisions for liabilities and charges
    Deferred tax                                  12,021                         11,702
    Other                                         12,452                         11,482
                                                --------                       --------
                                                               41,078                          38,597
                                                             --------                        --------
Net assets                                                     67,481                          65,759
Minority shareholders' interest                                 2,579                             598
                                                             --------                        --------
BP shareholders' interest (a) - Note 14                        64,902                          65,161
                                                             ========                        ========

Represented by:
Capital shares
  Preference                                                       21                              21
  Ordinary                                                      5,614                           5,608
Paid-in surplus                                                 4,100                           4,014
Merger reserve                                                 27,016                          26,983
Retained earnings                                              27,961                          28,312
Other reserves                                                    190                             223
                                                             --------                        --------
                                                               64,902                          65,161
                                                             ========                        ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                        ($ million)
Net cash inflow from operating activities                          3,636         6,740
                                                                 -------       -------
Dividends from joint ventures                                         83            12
                                                                 -------       -------
Dividends from associated undertakings                                53           110
                                                                 -------       -------
Servicing of finance and returns on investments
Interest received                                                     48            91
Interest paid                                                       (309)         (361)
Dividends received                                                     2             8
Dividends paid to minority shareholders                              (13)            -
                                                                 -------       -------
Net cash outflow from servicing of finance
and returns on investments                                          (272)         (262)
                                                                 -------       -------
Taxation
UK corporation tax                                                  (187)         (204)
Overseas tax                                                        (258)           65
                                                                 -------       -------
Tax paid                                                            (445)         (139)
                                                                 -------       -------

Capital expenditure
Payments for fixed assets                                         (2,799)       (2,577)
Proceeds from the sale of fixed assets                               317           694
                                                                 -------       -------
Net cash outflow for capital expenditure                          (2,482)       (1,883)
                                                                 -------       -------

Acquisitions and disposals
Investments in associated undertakings                              (143)         (120)
Acquisitions, net of cash acquired                                (1,550)            -
Net investment in joint ventures                                     (46)          (61)
Proceeds from the sale of businesses                                  31             -
                                                                 -------       -------
Net cash (outflow) inflow for acquisitions and disposals          (1,708)         (181)
                                                                 -------       -------
Equity dividends paid                                             (1,288)       (1,181)
                                                                 -------       -------
Net cash inflow (outflow)                                         (2,423)        3,216
                                                                 =======       =======

Financing                                                         (2,283)        2,866
Management of liquid resources                                      (165)          302
Increase (decrease) in cash                                           25            48
                                                                 -------       -------
                                                                  (2,423)        3,216
                                                                 =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - continued

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                        ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax                     2,422         5,452
Depreciation and amounts provided                                  2,153         2,167
Exploration expenditure written off                                   59           108
Share of profits of joint ventures and associated undertakings      (256)         (331)
Interest and other income                                            (63)         (103)
(Profit) loss on sale of fixed assets and businesses                 109          (218)
Charge for provisions                                                169           165
Utilization of provisions                                           (238)         (306)
Decrease (increase) in stocks                                       (496)          358
Decrease (increase) in debtors                                      (410)       (1,069)
Increase (decrease) in creditors                                     187           517
                                                                 -------       -------
Net cash inflow from operating activities                          3,636         6,740
                                                                 =======       =======

Financing
Long-term borrowing                                               (1,746)         (517)
Repayments of long-term borrowing                                    234           146
Short-term borrowing                                              (3,499)         (161)
Repayments of short-term borrowing                                 2,819         2,955
                                                                 -------       -------
                                                                  (2,192)        2,423

Issue of ordinary share capital                                      (91)          (56)
Repurchase of ordinary share capital                                   -           499
                                                                 -------       -------
Net cash (inflow) outflow from financing                          (2,283)        2,866
                                                                 =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2001 has been restated to reflect the changes described below.

     (a)  Transfer of solar, renewables and alternative fuels activities

          With  effect  from  January  1,  2002,   the  solar,   renewables  and
          alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.

     (b)  New accounting standard for deferred tax

          With effect from January 1, 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

     Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less tax in the future. In particular:

     o Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

     o Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

     Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

     As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. Restatement of comparative information (continued)

   Income statement                                           Restated     Reported
                                                              --------     --------
   Three months ended March 31, 2001                         ($ million, except per
                                                                 share amounts)
   Turnover
   Less: joint ventures                                         45,700       45,700
   Group turnover                                                  288          288
                                                              --------     --------
                                                                45,412       45,412
   Replacement cost of sales                                    37,188       37,161
   Production taxes                                                583          583
                                                              --------     --------
   Gross profit                                                  7,641        7,668
   Distribution and administration expenses                      2,526        2,526
   Exploration expense                                             169          169
                                                              --------     --------
                                                                 4,946        4,973
   Other income                                                    195          195
                                                              --------     --------
   Group replacement cost operating profit                       5,141        5,168
   Share of profits of joint ventures                              102          102
   Share of profits of associated undertakings                     229          229
                                                              --------     --------
   Total replacement cost operating profit                       5,472        5,499
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations                         218          218
                                                              --------     --------
   Replacement cost profit before interest and tax               5,690        5,717
   Stock holding gains (losses)                                   (238)        (238)
                                                              --------     --------
   Historical cost profit before interest and tax                5,452        5,479
   Interest expense                                                446          446
                                                              --------     --------
   Profit before taxation                                        5,006        5,033
   Taxation                                                      2,168        1,718
                                                              --------     --------
   Profit (loss) after taxation                                  2,838        3,315
   Minority shareholders' interest                                   8           11
                                                              --------     --------
   Profit (loss) for the period                                  2,830        3,304
                                                              ========     ========
   Distribution to shareholders                                  1,178        1,178
                                                              --------     --------
   Earnings per ordinary share - cents
   Basic                                                         12.59        14.70
   Diluted                                                       12.51        14.61
                                                             =========     ========

   Total replacement cost operating profit, by business
   Exploration and Production                                    4,666        4,680
   Gas, Power and Renewables                                       100          112
   Refining and Marketing                                          740          753
   Chemicals                                                        81           81
   Other businesses and corporate                                 (115)        (127)
                                                              --------     --------
                                                                 5,472        5,499
                                                              ========     ========

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. Restatement of comparative information (concluded)

   Balance sheet at December 31, 2001                         Restated     Reported
                                                              --------     --------
                                                                   ($ million)
   Fixed assets
      Intangible assets                                         16,489       15,593
      Tangible assets                                           77,410       77,410
      Investments                                               11,963       12,047
                                                              --------     --------
                                                               105,862      105,050
                                                              --------     --------
   Current assets                                               36,108       36,108
   Current liabilities - amounts falling due within one year    37,614       37,614
                                                              --------     --------
   Net current liabilities                                      (1,506)      (1,506)
                                                              --------     --------
   Total assets less current liabilities                       104,356      103,544
   Noncurrent liabilities                                       15,413       15,413
   Provisions for liabilities and charges
      Deferred taxation                                         11,702        1,655
      Other provisions                                          11,482       11,482
                                                              --------     --------
   Net assets                                                   65,759       74,994
   Minority shareholders' interest                                 598          627
                                                              --------     --------
   BP shareholders' interest                                    65,161       74,367
                                                              ========     ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                        ($ million)
3.   Turnover
     By business
     Exploration and Production                                    5,638         9,117
     Gas, Power and Renewables                                     7,768        12,122
     Refining and Marketing                                       24,889        28,523
     Chemicals                                                     2,642         2,689
     Other businesses and corporate                                  135           127
                                                                 -------       -------
                                                                  41,072        52,578
     Less: sales between businesses                                4,782         7,166
                                                                 -------       -------
     Group excluding joint ventures                               36,290        45,412
     Sales of joint ventures                                         279           288
                                                                 -------       -------
                                                                  36,569        45,700
                                                                 =======       =======

     By geographical area
     UK                                                           10,995        11,940
     Rest of Europe                                                9,119         8,975
     USA                                                          15,265        22,491
     Rest of World                                                 6,984         9,691
                                                                 -------       -------
                                                                  42,363        53,097
     Less: Sales between areas                                     6,073         7,685
                                                                 -------       -------
                                                                  36,290        45,412
                                                                 =======       =======
4.   Production taxes
     UK petroleum revenue tax                                         63           238
     Overseas production taxes                                       184           345
                                                                 -------       -------
                                                                     247           583
                                                                 =======       =======
5.   Exploration expense
     Exploration and Production
       UK                                                              6             4
       Rest of Europe                                                 23             2
       USA                                                            42            93
       Rest of World                                                  53            70
                                                                 -------       -------
                                                                     124           169
                                                                 =======       =======

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2001.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                        ($ million)
7. Analysis of exceptional items
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations
   Exploration and Production                                          5           (42)
   Gas, Power and Renewables                                           -            (1)
   Refining and Marketing                                            (45)          265
   Chemicals                                                         (60)           (6)
   Other businesses and corporate                                     (9)            2
                                                                 -------       -------
   Exceptional items before taxation                                (109)          218
   Taxation (charge) credit                                           39          (151)
                                                                 -------       -------
   Exceptional items after taxation                                  (70)           67
                                                                 =======       =======

8. Inventory holding gains (losses)
   Exploration and Production                                          3             9
   Gas, Power and Renewables                                           4           (11)
   Refining and Marketing                                            495          (243)
   Chemicals                                                         (29)            7
                                                                 -------       -------
                                                                     473          (238)
   Minority shareholders' interest                                    31             -
                                                                 -------       -------
                                                                     442          (238)
                                                                 =======       =======

9. Interest expense
   Group interest payable (a)                                        267           367
   Capitalized                                                       (15)          (34)
                                                                 -------       -------
                                                                     252           333
   Joint ventures                                                     14            20
   Associated undertakings                                            24            40
   Unwinding of discount on provisions                                43            53
                                                                 -------       -------
                                                                     333           446
                                                                 =======       =======
(a)Includes charges relating to the early redemption of debt           -            10
                                                                 -------       -------

10.Charge for taxation
   Current                                                           533         1,735
   Deferred                                                          220           433
                                                                 -------       -------
                                                                     753         2,168
                                                                 =======       =======
   United Kingdom                                                    189           272
   Overseas                                                          564         1,896
                                                                 -------       -------
                                                                     753         2,168
                                                                 =======       =======

11.Reconciliation of replacement cost results
   Historical cost profit (loss) for the period                    1,296         2,830
   Inventory holding (gains) losses net of minority
   shareholders' interest of $31 million (2001 nil)                 (442)          238
                                                                 -------       -------
   Replacement cost profit for the period                            854         3,068
   Exceptional items, net of a tax credit of $39 million
   (2001 charge $151 million)                                         70           (67)
                                                                 -------       -------
   Replacement cost profit before exceptional items                  924         3,001
                                                                 -------       -------
   Earnings per ordinary share - cents
   On replacement cost profit before exceptional items              4.12         13.35
                                                                 =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis


                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------   ----------   ---------   ---------  ----------   ------------   -----
                                                                      ($ million)
Three months ended March 31, 2002

Group turnover
-  third parties                            2,091        7,313      24,221       2,530         135              -  36,290
-  sales between businesses                 3,547          455         668         112           -         (4,782)      -
                                           ------       ------      ------      ------      ------         ------  ------
                                            5,638        7,768      24,889       2,642         135         (4,782) 36,290
                                           ------       ------      ------      ------      ------         ------  ------

Share of sales by joint ventures               95            -          77         107           -              -     279
                                           ------       ------      ------      ------      ------         ------  ------
Equity accounted income                       125           54          51          11          17              -     258
                                           ------       ------      ------      ------      ------         ------  ------
Total replacement cost
operating profit (loss)                     1,928          111          68          76        (125)             -   2,058
Exceptional items                               5            -         (45)        (60)         (9)             -    (109)
Inventory holding gains (losses)                3            4         495         (29)          -              -     473
                                           ------       ------      ------      ------      ------         ------  ------
Historical cost profit (loss)
before interest and tax                     1,936          115         518         (13)       (134)             -   2,422
                                           ------       ------      ------      ------      ------         ------  ------
Capital expenditure and acquisitions        2,313           46       3,137         188          52              -   5,736



                                                          Gas,                               Other
                                      Exploration        Power    Refining              businesses
By business                                   and          and         and                     and
                                       Production   Renewables   Marketing   Chemicals   corporate   Eliminations   Total
                                      -----------   ----------   ---------   ---------  ----------   ------------   -----
                                                                      ($ million)
Three months ended March 31, 2001

Group turnover
-  third parties                            3,498       11,333      27,818       2,636         127              -  45,412
-  sales between businesses                 5,619          789         705          53           -         (7,166)      -
                                           ------       ------      ------      ------      ------         ------  ------
                                            9,117       12,122      28,523       2,689         127         (7,166) 45,412
                                           ------       ------      ------      ------      ------         ------  ------

Share of sales by joint ventures              195            -          93           -           -              -     288
                                           ------       ------      ------      ------      ------         ------  ------
Equity accounted income                       179           56          42          44          10              -     331
                                           ------       ------      ------      ------      ------         ------  ------

Total replacement cost
operating profit (loss)                     4,666          100         740          81        (115)             -   5,472
Exceptional items                             (42)          (1)        265          (6)          2              -     218
Inventory holding gains (losses)                9          (11)       (243)          7           -              -    (238)
                                           ------       ------      ------      ------      ------         ------  ------
Historical cost profit (loss)
before interest and tax                     4,633           88         762          82        (113)             -   5,452
                                           ------       ------      ------      ------      ------         ------  ------
Capital expenditure and acquisitions        1,866           36         370         216          49              -   2,537



                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12.   Business and geographical analysis (continued)


By geographical area                               Rest of           Rest of
                                             UK     Europe     USA     World     Eliminations     Total
                                          -----     ------   -----   -------     ------------     -----
                                                                    ($ million)
Three months ended March 31, 2002
Group turnover - third parties            8,412      7,318  14,998     5,562                -    36,290
               - sales between areas      2,583      1,801     267     1,422           (6,073)        -
                                         ------     ------  ------    ------           ------    ------
                                         10,995      9,119  15,265     6,984           (6,073)   36,290
                                         ------     ------  ------    ------           ------    ------

Share of sales by joint ventures             32         56      43       148                -       279
                                         ------     ------  ------    ------           ------    ------
Equity accounted income                       -         61      55       142                -       258
                                         ------     ------  ------    ------           ------    ------

Total replacement cost operating profit     530        386     158       984                -     2,058
Exceptional items                            (9)        10    (109)       (1)               -      (109)
Inventory holding gains (losses)             46        112     284        31                -       473
                                         ------     ------  ------    ------           ------    ------
Historical cost profit before
interest and tax                            567        508     333     1,014                -     2,422
                                         ------     ------  ------    ------           ------    ------

Capital expenditure and acquisitions        409      2,852   1,531       944                -     5,736


By geographical area                               Rest of           Rest of
                                             UK     Europe     USA     World     Eliminations     Total
                                          -----     ------   -----   -------     ------------     -----
                                                                    ($ million)
Three months ended March 31, 2001
Group turnover - third parties            8,564      7,004  21,950     7,894                -    45,412
               - sales between areas      3,376      1,971     541     1,797           (7,685)        -
                                         ------     ------  ------    ------           ------    ------
                                         11,940      8,975  22,491     9,691           (7,685)   45,412
                                         ------     ------  ------    ------           ------    ------

Share of sales by joint ventures              -          -      87       201                -       288
                                         ------     ------  ------    ------           ------    ------
Equity accounted income                      12         82      64       173                -       331
                                         ------     ------  ------    ------           ------    ------

Total replacement cost operating profit     927        485   2,685     1,375                -     5,472
Exceptional items                            10          2     239       (33)               -       218
Inventory holding gains (losses)            (47)       (75)   (146)       30                -      (238)
                                         ------     ------  ------    ------           ------    ------
Historical cost profit before
interest and tax                            890        412   2,778     1,372                -     5,452
                                         ------     ------  ------    ------           ------    ------

Capital expenditure and acquisitions        394        139   1,210       794                -     2,537


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                        ($ million)
13.Analysis of changes in net debt
   Opening balance
   Finance debt                                                   21,417        21,190
   Less: Cash                                                      1,358         1,170
         Current asset investments                                   450           661
                                                                 -------       -------
   Opening net debt                                               19,609        19,359
                                                                 -------       -------
   Closing balance
   Finance debt                                                   24,531        18,788
   Less: Cash                                                      1,379         1,188
         Current asset investments                                   286           959
                                                                 -------       -------
   Closing net debt                                               22,866        16,641
                                                                 -------       -------
   (Increase) decrease in net debt                                (3,257)        2,718
                                                                 =======       =======

   Movement in cash/bank overdrafts                                   25            48
   (Decrease) increase in current asset investments                 (165)          302
   Net cash (inflow) outflow from financing
    (excluding share capital)                                     (2,192)        2,423
   Other movements                                                    25            31
   Debt acquired                                                    (999)            -
                                                                 -------       -------
   Movements in net debt before exchange effects                  (3,306)        2,804
   Exchange adjustments                                               49           (86)
                                                                 -------       -------
   (Increase) decrease in net debt                                (3,257)        2,718
                                                                 =======       =======


14.Movement in BP shareholders' interest                               $ million
                                                                      (Unaudited)
   Balance at December 31, 2001                                          74,367
   Prior year adjustment - change in accounting policy
   (see Note 2)                                                          (9,206)
                                                                        -------
   As restated                                                           65,161
   Profit for the period                                                  1,296
   Distribution to shareholders                                          (1,290)
   Currency translation differences                                        (356)
   Employee share schemes                                                    91
                                                                        -------
   Balance at March 31, 2002                                             64,902
                                                                        =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for associates and joint ventures necessary to accord with US GAAP.

                                                  Three months ended March 31, 2002
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
Increase (decrease) in caption heading        Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                       125                 153             278
Share of profits of JVs and
associated undertakings                            258                (258)              -
Exceptional items before taxation                 (109)                  -            (109)
Inventory holding gains (losses)                   473                   2             475
Interest expense                                   333                 (38)            295
Taxation                                           753                 (65)            688
Profit for the period                            1,296                   -           1,296


                                                  Three months ended March 31, 2001
                                                            (Unaudited)
                                       ---------------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                        --------------------------------------------------
                                                            ($ million)
Consolidated statement of income
Other income                                    195                 185             380
Share of profits of JVs and
associated undertakings                         331                (331)              -
Exceptional items before taxation               218                   -             218
Inventory holding gains (losses)               (238)                  -            (238)
Interest expense                                446                 (60)            386
Taxation                                      2,168                 (86)          2,082
Profit for the year                           2,830                   -           2,830


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


     (ii) Income statement

          The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

     (iii)Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or sale or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

     (iv) Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
         Increase (decrease) in caption heading                     2002          2001
                                                                    ------------------
                                                                        ($ million)
          Replacement cost of sales                                  151           263
          Taxation                                                   (94)         (337)
          Profit for the year                                        (57)           74
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Tangible assets                                          7,417             7,032
          Deferred taxation                                        7,233             6,789
          BP shareholders' interest                                  184               243
                                                                 =======           =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (v)  Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
         Increase (decrease) in caption heading                     2002          2001
                                                                    ------------------
                                                                        ($ million)
          Replacement cost of sales                                   77            89
          Interest expense                                           (43)          (53)
          Taxation                                                    (8)          (18)
          Profit for the year                                        (26)          (18)
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Tangible assets                                           (594)             (785)
          Provisions                                               1,004               780
          Deferred taxation                                         (518)             (511)
          BP shareholders' interest                               (1,080)           (1,054)
                                                                 =======           =======

     (vi) Sale and leaseback

          The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

          A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 is taken to income in the period in which the transaction occurs. Under US GAAP this profit is not recognized immediately but amortized over the term of the operating lease.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (vi) Sale and leaseback (concluded)

     The adjustments to profit for the year and BP shareholders' interest to accord with US GAAP are summarized below.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
     Increase (decrease) in caption heading                         2002          2001
                                                                    ------------------
                                                                        ($ million)
     Replacement cost of sales                                         5             6
     Taxation                                                         (1)            3
     Profit for the year                                              (4)           (9)
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
     Tangible assets                                                 169               171
     Other accounts payable and accrued liabilities                   30                30
     Provisions                                                      (63)              (65)
     Finance debt                                                    413               413
     Deferred taxation                                               (74)              (73)
     BP shareholders' interest                                      (137)             (134)
                                                                 =======           =======

(vii)Goodwill

     Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

     On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.   US generally accepted accounting principles - continued

     (vii)Goodwill (concluded)

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
          Increase (decrease) in caption heading                    2002          2001
                                                                    ------------------
                                                                        ($ million)
          Replacement cost of sales                                 (321)          (15)
          Taxation                                                     -             -
          Profit for the year                                        321            15
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Intangible assets                                       (1,094)           (1,414)
          Deferred taxation                                            -                 -
          BP shareholders' interest                               (1,094)           (1,414)
                                                                 =======           =======

   (viii) Derivative financial instruments and hedging activities

          On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

          SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax). Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

   (viii) Derivative financial instruments and hedging activities (concluded)

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
          Increase (decrease) in caption heading                    2002          2001
                                                                    ------------------
                                                                        ($ million)
          Replacement cost of sales                                 (804)          152
          Taxation                                                   281           (53)
          Profit for the year before  cumulative  effect
          of accounting change                                       523           (99)
          Cumulative effect of accounting  change, net of taxation     -           (18)
          Profit for the year                                        523          (117)
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Accounts payable and accrued liabilities                   234             1,038
          Deferred taxation                                          (82)             (363)
          BP shareholders' interest                                 (152)             (675)
                                                                 =======           =======

     (ix) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
          Increase (decrease) in caption heading                    2002          2001
                                                                    ------------------
                                                                        ($ million)
          Replacement cost of sales                                    9             -
          Taxation                                                    (4)            -
          Profit for the year                                         (5)            -
                                                                 =======       =======

                                                             At March 31,   At December 31,
                                                                 2002            2001
                                                             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Intangible assets                                          181               188
          Accounts payable and accrued liabilities                   (51)              (54)
          Deferred taxation                                           81                85
          BP shareholders' interest                                  151               157
                                                                 =======           =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (x)  Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At March 31,   At December 31,
                                                                 2002            2001
          Increase (decrease) in caption heading             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Fixed assets - Investments                               (219)              (266)
          BP shareholders' interest                                (219)              (266)
                                                                =======            =======

     (xi) Dividends

          Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At March 31,   At December 31,
                                                                 2002            2001
          Increase (decrease) in caption heading             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Other accounts payable and accrued liabilities          (1,290)           (1,288)
          BP shareholders' interest                                1,290             1,288
                                                                 =======           =======

     (xii)Investments

          Under UK GAAP the Group's equity investments in Lukoil, Sinopec and PetroChina are held for the long term and reported as fixed asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                             At March 31,   At December 31,
                                                                 2002            2001
          Increase (decrease) in caption heading             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Fixed assets - Investments                                 245                (3)
          Deferred taxation                                           86                (1)
          BP shareholders' interest                                  159                (2)
                                                                 =======            =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

    (xiii)Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                             At March 31,   At December 31,
                                                                 2002            2001
          Increase (decrease) in caption heading             (Unaudited)
                                                             ------------   --------------
                                                                    ($ million)
          Intangible assets                                          112              112
          Other receivables falling due after more
          than one year                                           (1,015)          (1,015)
          Noncurrent liabilities - accounts payable
          accrued liabilities                                        548              548
          Deferred taxation                                         (509)            (509)
          BP shareholders' interest                                 (942)            (942)
                                                                 =======          =======

     (xiv)Goodwill and intangible assets

          Profit for the period, as adjusted to accord with US GAAP, for the three months ended March 31, 2001, adjusted to exclude amortization of goodwill no longer being amortized pursuant to SFAS 142 (see (vii) Goodwill), is shown below.

                                                                    Three months ended
                                                                      March 31, 2001
                                                                        (Unaudited)
                                                                    ------------------
                                                                        ($ million)
        Profit for the period as adjusted to accord
        with US GAAP, as reported                                          2,778
        Add back goodwill amortization                                       306
                                                                         -------
        Profit  for the  period  as  adjusted  to accord
        with US GAAP, as adjusted                                          3,084
                                                                         -------
        Per ordinary share - cents
           Basic - as reported                                             12.36
           Adjustment                                                       1.36
                                                                         -------
           Basic - as adjusted                                             13.72
                                                                         -------
           Diluted - as reported                                           12.28
           Adjustment                                                       1.35
                                                                         -------
           Diluted - as adjusted                                           13.63
                                                                         -------
        Per American Depositary Share - cents
           Basic - as reported                                             74.16
           Adjustment                                                       8.16
                                                                         -------
           Basic - as adjusted                                             82.32
                                                                         -------
           Diluted - as reported                                           73.68
           Adjustment                                                       8.10
                                                                         -------
           Diluted - as adjusted                                           81.78
                                                                         -------

     (xiv)Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended March 31, 2002 are shown below.

                                 Exploration                    Other
                                 expenditure   Goodwill   intangibles   Total
                                               ($ million)
          Net book amount
          At January 1, 2002           5,334      9,453           288  15,075
          Amortization expense           (59)         -           (16)    (75)
          Other movements                 (8)       (64)           67      (5)
                                 ---------------------------------------------
          At March 31, 2002            5,267      9,389           339  14,995
                                 =============================================

          Amortization expense relating to other intangibles is expected to be in the range $60-$100 million in each of the succeeding five years.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of inventory valuation.

                                                                    Three months ended
     Profit for the period                                               March 31
                                                                        (Unaudited)
                                                                    2002          2001(a)
                                                                    ------------------
                                                                        ($ million)
     Profit as reported in the consolidated statement of income    1,296         2,830

     Adjustments:
     Deferred taxation/business combinations (iv)                    (57)           74
     Provisions (v)                                                  (26)          (18)
     Sale and leaseback (vi)                                          (4)           (9)
     Goodwill (vii)                                                  321            15
     Derivative financial instruments (viii)                         523           (99)
     Gain arising on asset exchange (ix)                              (5)            -
     Other                                                             3             3
                                                                 -------        ------
                                                                     755           (34)
                                                                 -------        ------
    Profit for the period before cumulative effect of
    accounting change as adjusted to accord with US GAAP           2,051         2,796

    Cumulative effect of accounting change:
      Derivative financial instruments (viii)                          -           (18)
                                                                --------       -------
   Profit for the period as adjusted to accord with US GAAP        2,051         2,778
                                                                ========       =======

   Profit for the period as adjusted:
   Per ordinary share - cents
      Basic - before cumulative effect of accounting change         9.16         12.44
      Cumulative effect of accounting change                           -         (0.08)
                                                                 -------        ------
                                                                    9.16         12.36
                                                                 -------        ------

      Diluted - before cumulative effect of accounting change       9.11         12.36
      Cumulative effect of accounting change                           -         (0.08)
                                                                 -------        ------
                                                                    9.11         12.28
                                                                 -------        ------

   Per American Depositary Share - cents (b)
      Basic - before cumulative effect of accounting change        54.96         74.64
      Cumulative effect of accounting change                           -         (0.48)
                                                                 -------        ------
                                                                   54.96         74.16
                                                                 -------        ------

      Diluted - before cumulative effect of accounting change      54.66         74.16
      Cumulative effect of accounting change                           -         (0.48)
                                                                 -------        ------
                                                                   54.66         73.68
                                                                 -------        ------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


     BP shareholders' interest                      March 31, 2002     December 31, 2001 (a)
                                                      (Unaudited)
                                                    --------------     --------------------
                                                               ($ million)
     BP shareholders' interest as reported
     in the consolidated balance sheet                      64,902                65,161

     Adjustments:
     Deferred taxation/business combinations (iv)              184                   243
     Provisions (v)                                         (1,080)               (1,054)
     Sale and leaseback (vi)                                  (137)                 (134)
     Goodwill (vii)                                         (1,094)               (1,414)
     Derivative financial instruments (viii)                  (152)                 (675)
     Gain arising on asset exchange (ix)                       151                   157
     Ordinary shares held for future awards to employees (x)  (219)                 (266)
     Dividends (xi)                                          1,290                 1,288
     Investments (xii)                                         159                    (2)
     Additional  minimum pension liability (xiii)             (942)                 (942)
     Other                                                     (37)                  (40)
                                                           -------               -------
                                                            (1,877)               (2,839)
                                                           -------               -------
     BP shareholders' interest as adjusted
     to accord with US GAAP                                 63,025                62,322
                                                           =======               =======

   ---------------

(a) The profit reported under UK GAAP for the three months ended March 31, 2001 and BP shareholders' interest reported under UK GAAP at December 31, 2001 have been restated to reflect the adoption of FRS 19. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 19.

(b)  One American Depositary Share is equivalent to six ordinary shares.

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                                    Three months ended
                                                                         March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                     (shares million)
     Weighted average number of ordinary shares                   22,403        22,474
     Ordinary shares issuable under employee share schemes           117           140
                                                                 -------       -------
                                                                  22,520        22,614
                                                                 =======       =======

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                    Three months ended
                                                                         March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
     Profit for the period as adjusted to accord with US GAAP      2,051         2,778
     Currency translation differences                               (356)         (994)
     Derivative financial instruments                                  -            23
     Net unrealized gain on investments                              161            64
     Additional minimum pension liability                              -             -
                                                                 -------       -------
    Comprehensive income                                           1,856         1,871
                                                                 =======       =======

     Accumulated other comprehensive income at March 31, 2002 and December 31, 2001 comprised losses of $5,929 million and $5,734 million, respectively.

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                    Three months ended
                                                                         March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)

     Operating activities
     Profit after taxation                                         1,336         2,838
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                             2,153         2,167
     Exploration expenditure written off                              59           108
     Share of profits of joint ventures and associated
     undertakings less dividends received                            (17)          (63)
    (Profit) loss on sale of businesses and fixed assets             109          (218)
     Working capital movement (a)                                   (669)        1,354
     Deferred Taxation                                               220           433
     Other                                                          (108)         (124)
                                                                 -------       -------
     Net cash provided by operating activities                     3,083         6,495
                                                                 -------       -------

     Investing activities
     Capital expenditures                                         (2,814)       (2,611)
     Acquisitions, net of cash acquired                           (1,550)            -
     Investment in associated undertakings                          (143)         (120)
     Net investment in joint ventures                                (46)          (61)
     Proceeds from disposal of assets                                348           694
                                                                 -------       -------
     Net cash used in investing activities                        (4,205)       (2,098)
                                                                 -------       -------

     Financing activities
     Proceeds from shares issued (repurchased)                        91          (443)
     Proceeds from long-term financing                             1,746           517
     Repayments of long-term financing                              (234)         (146)
     Net decrease (increase) in short-term debt                      680        (2,794)
     Dividends paid - BP Shareholders                             (1,288)       (1,181)
                    - Minority shareholders                          (13)            -
                                                                 -------       -------
     Net cash used in financing activities                           982        (4,047)
                                                                 -------       -------
     Currency translation differences relating to cash
     and cash equivalents                                             (3)          (34)
                                                                 -------       -------
     Increase (decrease) in cash and cash equivalents               (143)          316
                                                                 -------       -------
     Cash and cash equivalents at beginning of period              1,808         1,831
                                                                 -------       -------
     Cash and cash equivalents at end of period                    1,665         2,147
                                                                 =======       =======

     (a)  Working capital:
     Inventories (increase) decrease                                (496)          358
     Receivables (increase) decrease                                (443)       (1,044)
     Current liabilities - excluding finance
     debt increase (decrease)                                        270         2,040
                                                                 -------       -------
                                                                    (669)        1,354
                                                                 =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - concluded

     Impact of new US accounting standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 'Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the three months ended March 31, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at March 31, 2002.

     Asset retirement obligations: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS 17 on the Group's results of operations, and there will be no significant effect on the Group's financial position.

16.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)

Three months ended March 31, 2002

Turnover                                             506             -            36,569                  (506)   36,569

Less: Joint ventures                                   -             -               279                     -       279
                                            ----------------------------------------------------------------------------
Group turnover                                       506             -            36,290                  (506)   36,290

Replacement cost of sales                            319             -            31,748                  (514)   31,553

Production taxes                                      44             -               203                     -       247
                                            ----------------------------------------------------------------------------
Gross profit                                         143             -             4,339                     8     4,490

Distribution and administration expenses               -            54             2,637                     -     2,691

Exploration expense                                    6             -               118                     -       124
                                            ----------------------------------------------------------------------------
                                                     137           (54)            1,584                     8     1,675

Other income                                          15           153                56                   (99)      125
                                            ----------------------------------------------------------------------------
Group replacement cost operating profit              152            99             1,640                   (91)    1,800

Share of profits of joint ventures                     -             -                70                     -        70

Share of profits of associated undertakings            -             -               188                     -       188

Equity accounted income of subsidiaries               23         2,010                 -                (2,033)        -
                                            ----------------------------------------------------------------------------
Total replacement cost operating profit              175         2,109             1,898                (2,124)    2,058

Profit (loss) on sale of fixed assets
  and businesses                                       -          (109)             (109)                  109      (109)
                                            ----------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                                   175         2,000             1,789                (2,015)    1,949

Inventory holding gains (losses)                      26           473               473                  (499)      473
                                            ----------------------------------------------------------------------------
Historical cost profit before
  interest and tax                                   201         2,473             2,262                (2,514)    2,422

Interest expense                                      13           424               393                  (497)      333
                                            ----------------------------------------------------------------------------
Profit before taxation                               188         2,049             1,869                (2,017)    2,089

Taxation                                              82           753               686                  (768)      753
                                            ----------------------------------------------------------------------------
Profit after taxation                                106         1,296             1,183                (1,249)    1,336

Minority shareholders' interest                        -             -                40                     -        40
                                            ----------------------------------------------------------------------------
Profit for the period                                106         1,296             1,143                (1,249)    1,296
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)

Three months ended March 31, 2002

Profit as reported                                   106          1,296            1,143                (1,249)    1,296

Adjustments:

  Deferred taxation/business combinations            (33)           (57)             (36)                   69       (57)

  Provisions                                           -            (26)             (25)                   25       (26)

  Sale and leaseback                                   -             (4)              (4)                    4        (4)

  Goodwill                                             -            321              321                  (321)      321

  Derivative financial instruments                     -            523              523                  (523)      523

  Gain arising on asset exchange                       -             (5)              (5)                    5        (5)

  Other                                                -              3                3                    (3)        3
                                            ----------------------------------------------------------------------------
Profit for the period as
adjusted to accord with US GAAP                       73          2,051            1,920                (1,993)    2,051

                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Three months ended March 31, 2001

Turnover                                             604             -            45,700                  (604)   45,700

Less: Joint ventures                                   -             -               288                     -       288
                                            ----------------------------------------------------------------------------
Group turnover                                       604             -            45,412                  (604)   45,412

Replacement cost of sales                            273             -            37,525                  (610)   37,188

Production taxes                                      59             -               524                     -       583
                                            ----------------------------------------------------------------------------
Gross profit                                         272             -             7,363                     6     7,641

Distribution and administration expenses               -            69             2,457                     -     2,526

Exploration expense                                    4             -               165                     -       169
                                            ----------------------------------------------------------------------------
                                                     268           (69)            4,741                     6     4,946

Other income                                           -           362               197                  (364)      195
                                            ----------------------------------------------------------------------------
Group replacement cost operating profit              268           293             4,938                  (358)    5,141

Share of profits of joint ventures                     -             -               102                     -       102

Share of profits of associated undertakings            -             -               229                     -       229

Equity accounted income of subsidiaries              161         5,529                 -                (5,690)        -
                                            ----------------------------------------------------------------------------
Total replacement cost operating profit              429         5,822             5,269                (6,048)    5,472

Profit (loss) on sale of
fixed assets and businesses                            1           218               217                  (218)      218
                                            ----------------------------------------------------------------------------
Replacement cost profit
before interest and tax                              430         6,040             5,486                (6,266)    5,690


Inventory holding gains (losses)                      (7)         (238)             (238)                  245      (238)
                                            ----------------------------------------------------------------------------
Historical cost profit before
  interest and tax                                   423         5,802             5,248                (6,021)    5,452

Interest expense                                       2           804               808                (1,168)      446
                                            ----------------------------------------------------------------------------
Profit before taxation                               421         4,998             4,440                (4,853)    5,006

Taxation                                             174         2,168             2,095                (2,269)    2,168
                                            ----------------------------------------------------------------------------
Profit after taxation                                247         2,830             2,345                (2,584)    2,838

Minority shareholders' interest                        -             -                 8                     -         8
                                            ----------------------------------------------------------------------------
Profit for the period                                247         2,830             2,337                (2,584)    2,830
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (concluded)                 Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Three months ended March 31, 2001

Profit as reported                                   247         2,830             2,337                (2,584)    2,830

Adjustments:

  Deferred taxation/business combinations             10            74                73                   (83)       74

  Provisions                                          (1)          (18)              (17)                   18       (18)

  Sale and leaseback                                   -            (9)               (9)                    9        (9)

  Goodwill                                             -            15                15                   (15)       15

  Derivative financial instruments                     -           (99)              (99)                   99       (99)

  Gain arising on asset exchange                       -             -                 -                     -         -

  Other                                                -             3                 3                    (3)        3
                                            ----------------------------------------------------------------------------
Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                             256         2,796             2,303                (2,559)    2,796

    Cumulative effect of accounting change:
    Derivative financial instruments                   -           (18)              (18)                   18       (18)
                                            ----------------------------------------------------------------------------
Profit for the period as
 adjusted to accord with US GAAP                     256         2,778             2,285                (2,541)    2,778
                                            ============================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
At March 31, 2002

Fixed assets

Intangible assets                                    518             -            15,571                     -    16,089

Tangible assets                                    6,461             -            75,483                     -    81,944

Investments

  Subsidiaries - equity accounted basis            1,873        77,633                 -               (79,506)        -

  Other                                                -           223            11,777                     -    12,000
                                            ----------------------------------------------------------------------------
                                                   1,873        77,856            11,777               (79,506)   12,000
                                            ----------------------------------------------------------------------------
Total fixed assets                                 8,852        77,856           102,831               (79,506)  110,033
                                            ----------------------------------------------------------------------------
Current assets

Business held for resale                               -             -             2,090                     -     2,090

Inventories                                           76             -             8,622                     -     8,698

Receivables                                       15,780        20,899            44,621               (52,516)   28,784

Investments                                            -             -               286                     -       286

Cash at bank and in hand                             (11)            3             1,387                     -     1,379
                                            ----------------------------------------------------------------------------
                                                  15,845        20,902            57,006               (52,516)   41,237
                                            ----------------------------------------------------------------------------
Current liabilities - falling
due within one year

Finance debt                                         992             -            11,008                  (937)   11,063

Accounts payable and accrued liabilities             398         8,291            30,338                (7,379)   31,648
                                            ----------------------------------------------------------------------------
Net current assets (liabilities)                  14,455        12,611            15,660               (44,200)   (1,474)
                                            ----------------------------------------------------------------------------
Total assets less current liabilities             23,307        90,467           118,491              (123,706)  108,559

Noncurrent liabilities

Finance debt                                           -             -            13,468                     -    13,468

Accounts payable and accrued liabilities          10,416           148            37,193               (44,620)    3,137

Provisions for liabilities and charges

Deferred taxation                                  1,674             -            10,347                     -    12,021

Other provisions                                     483           205            11,764                     -    12,452
                                            ----------------------------------------------------------------------------

Net assets                                        10,734        90,114            45,719               (79,086)   67,481

Minority shareholders' interest                        -             -             2,579                     -     2,579
                                            ----------------------------------------------------------------------------

BP shareholders' interest                         10,734        90,114            43,140               (79,086)   64,902
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
At March 31, 2002

Capital and reserves

Capital shares                                     1,050         5,635                 -                (1,050)    5,635

Paid in surplus                                    3,145         4,100                 -                (3,145)    4,100

Merger reserve                                         -        26,318               698                     -    27,016

Other reserves                                         -           190                 -                     -       190

Retained earnings                                  6,539        53,871            42,442               (74,891)   27,961
                                            ----------------------------------------------------------------------------
                                                  10,734        90,114            43,140               (79,086)   64,902
                                            ============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Shareholders' interest as reported                10,734        90,114            43,140               (79,086)   64,902

Adjustments:

  Deferred taxation/business combinations            170           184                48                  (218)      184

  Provisions                                        (186)       (1,080)             (894)                1,080    (1,080)

  Sale and leaseback                                   -          (137)             (137)                  137      (137)

  Goodwill                                             -        (1,094)           (1,094)                1,094    (1,094)

  Derivative financial instruments                     -          (152)             (152)                  152      (152)

  Gain arising on asset exchange                       -           151               151                  (151)      151

  Ordinary shares held for future
   awards to employees                                 -          (219)                -                     -      (219)

  Quarterly dividend                                   -         1,290                 -                     -     1,290

  Investments                                          -           159               159                  (159)      159

  Additional minimum pension liability                 -          (942)             (942)                  942      (942)

  Other                                                -           (37)              (37)                   37       (37)
                                            ----------------------------------------------------------------------------
Shareholders' interest as
 adjusted to accord with US GAAP                  10,718        88,237            40,242               (76,172)   63,025
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (continued)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
At December 31, 2001

Fixed assets

Intangible assets                                    489             -            16,000                     -    16,489

Tangible assets                                    6,418             -            70,992                     -    77,410

Investments

  Subsidiaries - equity accounted basis            1,846        76,877                 -               (78,723)        -

  Other                                                -           269            11,694                     -    11,963
                                            ----------------------------------------------------------------------------
                                                   1,846        77,146            11,694               (78,723)   11,963
                                            ----------------------------------------------------------------------------
Total fixed assets                                 8,753        77,146            98,686               (78,723)  105,862
                                            ----------------------------------------------------------------------------
Current assets

Business held for resale                               -             -                 -                     -         -

Inventories                                           92             -             7,539                     -     7,631

Receivables                                       15,333        21,272            41,858               (51,794)   26,669

Investments                                            -             -               450                     -       450

Cash at bank and in hand                             (29)            3             1,384                     -     1,358
                                            ----------------------------------------------------------------------------
                                                  15,396        21,275            51,231               (51,794)   36,108
                                            ----------------------------------------------------------------------------
Current liabilities - falling
due within one year

Finance debt                                         406             -             9,035                  (351)    9,090

Accounts payable and accrued liabilities             260         7,642            27,797                (7,175)   28,524
                                            ----------------------------------------------------------------------------
Net current assets (liabilities)                  14,730        13,633            14,399               (44,268)   (1,506)
                                            ----------------------------------------------------------------------------
Total assets less current liabilities             23,483        90,779           113,085              (122,991)  104,356

Noncurrent liabilities

Finance debt                                           -             -            12,327                     -    12,327

Accounts payable and accrued liabilities          10,795           191            36,433               (44,333)    3,086

Provisions for liabilities and charges

Deferred taxation                                  1,668             -            11,702                (1,668)   11,702

Other provisions                                     392           216            10,879                    (5)   11,482
                                            ----------------------------------------------------------------------------
Net assets                                        10,628        90,372            41,744               (76,985)   65,759

Minority shareholders' interest                        -             -               598                     -       598
                                            ----------------------------------------------------------------------------
BP shareholders' interest                         10,628        90,372            41,146               (76,985)   65,161
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
At December 31, 2001

Capital and reserves

Capital shares                                     1,050         5,629                 -                (1,050)    5,629

Paid in surplus                                    3,145         4,014                 -                (3,145)    4,014

Merger reserve                                         -        26,286               697                     -    26,983

Other reserves                                         -           223                 -                     -       223

Retained earnings                                  6,433        54,220            40,449               (72,790)   28,312
                                            ----------------------------------------------------------------------------
                                                  10,628        90,372            41,146               (76,985)   65,161
                                            ============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Shareholders' interest as reported                10,628         90,372           41,146               (76,985)   65,161

Adjustments:

  Deferred taxation/business combinations            203            243               86                  (289)      243

  Provisions                                        (186)        (1,054)            (869)                1,055    (1,054)

  Sale and leaseback                                   -           (134)            (134)                  134      (134)

  Goodwill                                             -         (1,414)          (1,414)                1,414    (1,414)

  Derivative financial instruments                     -           (675)            (675)                  675      (675)

  Gain arising on asset exchange                       -            157              157                  (157)      157

  Ordinary shares held for future
  awards to employees                                  -           (266)               -                     -      (266)

  Quarterly dividend                                   -          1,288                -                     -     1,288

  Investments                                          -             (2)              (2)                    2        (2)

  Additional minimum pension liability                 -           (942)            (942)                  942      (942)

  Other                                                -            (40)             (40)                   40       (40)
                                            ----------------------------------------------------------------------------
Shareholders' interest as
 adjusted to accord with US GAAP                  10,645         87,533           37,313               (73,169)   62,322
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Three months ended March 31, 2002

Net cash inflow (outflow) from
  operating activities                               193          1,051            2,583                  (191)    3,636

Dividends from joint ventures                          -              -               83                     -        83

Dividends from associated undertakings                 -              -               53                     -        53

Dividends from subsidiaries                           15              -                -                   (15)        -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -             65             (626)                  289      (272)

Tax (paid) refund                                      -              -             (445)                    -      (445)

Net cash inflow (outflow) for capital
   expenditure and financial investment             (150)           (17)          (2,315)                    -    (2,482)

Net cash inflow (outflow) for
  acquisitions and disposals                           -             99           (1,708)                  (99)   (1,708)

Equity dividends paid                                  -         (1,289)             (15)                   16    (1,288)
                                            ----------------------------------------------------------------------------
Net cash inflow (outflow)                             58            (91)          (2,390)                    -    (2,423)
                                            ============================================================================
Financing                                             40            (91)          (2,232)                    -    (2,283)

Management of liquid resources                         -              -             (165)                    -      (165)

Increase (decrease) in cash                           18              -                7                     -        25
                                            ----------------------------------------------------------------------------
                                                      58            (91)          (2,390)                    -    (2,423)
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Net cash provided by (used in)
  operating activities                               208         1,116             1,663                    96     3,083

Net cash provided by (used in)
  investing activities                              (150)           82            (4,038)                  (99)   (4,205)

Net cash provided by (used in)
  financing activities                               (40)       (1,198)            2,217                     3       982

Currency translation differences
  relating to cash and cash equivalents                -             -                (3)                    -        (3)
                                            ----------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                                18             -              (161)                    -      (143)

Cash and cash equivalents at
  beginning of period                                (29)            3             1,834                     -     1,808
                                            ----------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                      (11)            3             1,673                     -     1,665
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


16.   Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Three months ended March 31, 2001

Net cash inflow (outflow) from
  operating activities                               331          1,301            5,124                   (16)    6,740

Dividends from joint ventures                          -              -               12                     -        12

Dividends from associated undertakings                 -              -              110                     -       110

Dividends from subsidiaries                            -              -                -                     -         -

Net cash inflow (outflow) from servicing
  of finance and returns on investments                -            354             (616)                    -      (262)

Tax (paid) refund                                   (257)            (1)             119                     -      (139)

Net cash inflow (outflow) for capital
  expenditure and financial investment              (193)           (16)          (1,674)                    -    (1,883)

Net cash inflow (outflow) for
  acquisitions and disposals                           1            (16)            (182)                   16      (181)

Equity dividends paid                                  -         (1,181)               -                     -    (1,181)
                                            ----------------------------------------------------------------------------
Net cash inflow (outflow)                           (118)           441            2,893                     -     3,216
                                            ============================================================================
Financing                                           (131)           443            2,554                     -     2,866

Management of liquid resources                         -              -              302                     -       302

Increase (decrease) in cash                           13             (2)              37                     -        48
                                            ----------------------------------------------------------------------------
                                                    (118)           441            2,893                     -     3,216
                                            ============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                   ($ million)
Net cash provided by (used in)
  operating activities                                75          1,654            4,783                   (17)    6,495

Net cash provided by (used in)
  investing activities                              (193)           (32)          (1,890)                   17    (2,098)

Net cash provided by (used in)
  financing activities                               131         (1,624)          (2,554)                    -    (4,047)

Currency translation differences
  relating to cash and cash equivalents                -              -              (34)                    -       (34)

                                            ----------------------------------------------------------------------------
Increase (decrease) in cash
and cash equivalents                                  13             (2)             305                     -       316

Cash and cash equivalents at
beginning of period                                  (32)             2            1,861                     -     1,831
                                            ----------------------------------------------------------------------------
Cash and cash equivalents at
end of period                                        (19)             -            2,166                     -     2,147
                                            ============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Average oil realizations (a) - $/bbl
   UK                                                              20.67         25.04
   USA                                                             17.26         24.79
   Rest of World                                                   18.63         23.52
   BP average                                                      18.77         24.80

   Brent oil price                                                 21.13         25.75
   West Texas Intermediate oil price                               21.54         28.71
   Alaska North Slope US West Coast                                19.76         24.93

Average natural gas realizations - $/mcf
   UK                                                               3.12          3.53
   USA                                                              2.13          7.13
   Rest of World                                                    1.93          3.37
   BP average                                                       2.27          4.96

Henry Hub gas price (b) ($/mmBtu)                                   2.35          7.08

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                                 0.09          2.35
   US Gulf Coast                                                    2.04          6.69
   Midwest                                                          2.06          3.85
   US West Coast                                                    5.43         10.94
   Singapore                                                        0.21          0.70
   BP average                                                       1.64          4.25

Chemicals Indicator Margin (d) - $/te                                 96(e)        106

---------------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.
(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(e) Provisional. The data for the first quarter is based on two months' actuals and one month of provisional data.


                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Average rate for the period                                         1.43          1.46
Period-end rate                                                     1.42          1.44
                                                                 =======       =======

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                                482           511
   Rest of Europe                                                    104            97
   USA                                                               760           722
   Rest of World                                                     643           607
                                                                 -------       -------
Total crude oil and liquids production                             1,989         1,937
                                                                 =======       =======

Natural gas production (million cubic feet per day),
(net of royalties)
   UK                                                              1,628         2,152
   Rest of Europe                                                    162           169
   USA                                                             3,561         3,467
   Rest of World                                                   3,395         3,107
                                                                 -------       -------
Total natural gas production                                       8,746         8,895
                                                                 =======       =======

Total production (a)
(thousand barrels of oil equivalent per day),
(net of royalties)
   UK                                                                763           882
   Rest of Europe                                                    132           126
   USA                                                             1,374         1,320
   Rest of World                                                   1,228         1,143
                                                                 -------       -------
Total production                                                   3,497         3,471
                                                                 =======       =======

Natural gas sales volumes (million cubic feet per day)
   UK                                                              2,619         3,395
   Rest of Europe                                                    413           251
   USA                                                             8,733         8,001
   Rest of World                                                   9,289         7,403
                                                                 -------       -------
Total natural gas sales volumes (b)                               21,054        19,050
                                                                 =======       =======

NGL sales volumes (thousand barrels per day)
   UK                                                                  -             -
   Rest of Europe                                                      -             -
   USA                                                               203           221
   Rest of World                                                     181           207
                                                                 -------       -------
Total NGL sales volumes                                              384           428
                                                                 =======       =======

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                                256           259
   Rest of Europe                                                  1,275         1,082
   USA                                                             1,834         1,874
   Rest of World                                                     600           579
                                                                 -------       -------
   Total marketing sales                                           3,965         3,794
   Trading/supply sales                                            2,535         2,159
                                                                 -------       -------
   Total refined product sales                                     6,500         5,953
Crude oil                                                          4,809         4,482
                                                                 -------       -------
Total oil sales                                                   11,309        10,435
                                                                 =======       =======

Refinery throughputs (thousand barrels per day)
   UK                                                                392           310
   Rest of Europe                                                    833           693
   USA                                                             1,394         1,522
   Rest of World                                                     375           386
                                                                 -------       -------
Total throughput                                                   2,994         2,911
                                                                 =======       =======

Chemicals production (thousand tonnes)
   UK                                                                829           730
   Rest of Europe                                                  2,583         1,688
   USA                                                             2,489         2,257
   Rest of World                                                     710           702
                                                                 -------       -------
Total production                                                   6,611         5,377
                                                                 =======       =======

                           BP p.l.c. AND SUBSIDIARIES
                     TOTAL REPLACEMENT COST OPERATING PROFIT

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                      ($ million)
By business
Exploration and Production
UK                                                                   727         1,154
Rest of Europe                                                       152           226
USA                                                                  322         2,111
Rest of World                                                        727         1,175
                                                                 -------       -------
                                                                   1,928         4,666
                                                                 -------       -------
Gas, Power and Renewables
UK                                                                     2            10
Rest of Europe                                                        47            63
USA                                                                  (25)           25
Rest of World                                                         87             2
                                                                 -------       -------
                                                                     111           100
                                                                 -------       -------
Refining and Marketing
UK                                                                  (124)         (111)
Rest of Europe                                                       139           136
USA                                                                  (79)          594
Rest of World                                                        132           121
                                                                 -------       -------
                                                                      68           740
                                                                 -------       -------
Chemicals
UK                                                                   (31)          (50)
Rest of Europe                                                        47            80
USA                                                                   23            13
Rest of World                                                         37            38
                                                                 -------       -------
                                                                      76            81
                                                                 -------       -------
Other businesses and corporate                                      (125)         (115)
                                                                 -------       -------
                                                                   2,058         5,472
                                                                 =======       =======
By geographical area
UK                                                                   530           927
Rest of Europe                                                       386           485
USA                                                                  158         2,685
Rest of World                                                        984         1,375
                                                                 -------       -------
                                                                   2,058         5,472
                                                                 =======       =======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
By business

Exploration and Production
   UK                                                                261           168
   Rest of Europe                                                     71            65
   USA                                                             1,167           927
   Rest of World                                                     814           706
                                                                 -------       -------
                                                                   2,313         1,866
                                                                 -------       -------
Gas, Power and Renewables
   UK                                                                 16             8
   Rest of Europe                                                      4            11
   USA                                                                16            17
   Rest of World                                                      10             -
                                                                 -------       -------
                                                                      46            36
                                                                 -------       -------
Refining and Marketing
   UK                                                                 76           111
   Rest of Europe (a)                                              2,732            47
   USA                                                               303           180
   Rest of World                                                      26            32
                                                                 -------       -------
                                                                   3,137           370
                                                                 -------       -------
Chemicals
   UK                                                                  8            66
   Rest of Europe                                                     45            16
   USA                                                                42            78
   Rest of World                                                      93            56
                                                                 -------       -------
                                                                     188           216
                                                                 -------       -------

Other businesses and corporate                                        52            49
                                                                 -------       -------
                                                                   5,736         2,537
                                                                 =======       =======
By geographical area
   UK                                                                409           394
   Rest of Europe                                                  2,852           139
   USA                                                             1,531         1,210
   Rest of World                                                     944           794
                                                                 -------       -------
                                                                   5,736         2,537
                                                                 =======       =======

------------

(a) The three months ended March 31, 2002 includes the acquisition of 51% of Veba.

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
Special items

   Exploration and Production
   UK                                                                 50             -
   Rest of Europe                                                      -             -
   USA                                                                62             -
   Rest of World                                                      15             -
                                                                 -------       -------
                                                                     127             -
                                                                 -------       -------
   Gas, Power and Renewables
   UK                                                                  -             -
   Rest of Europe                                                      -             -
   USA                                                                 -             -
   Rest of World                                                       -             -
                                                                 -------       -------
                                                                       -             -
                                                                 -------       -------
   Refining and Marketing
   UK                                                                  -            15
   Rest of Europe                                                     26            26
   USA                                                                 -             4
   Rest of World                                                       -             8
                                                                 -------       -------
                                                                      26            53
                                                                   -------    -------
   Chemicals
   UK                                                                  -             -
   Rest of Europe                                                      2             -
   USA                                                                30             -
   Rest of World                                                       -             -
                                                                 -------       -------
                                                                      32             -
                                                                 -------       -------
   Other businesses and corporate
   UK                                                                  -             -
   Rest of Europe                                                      -             -
   USA                                                                 -             -
   Rest of World                                                       -             -
                                                                 -------       -------
                                                                       -             -
                                                                 -------       -------
   Total special items before interest                               185            53
   Interest - bond redemption charges                                  -            10
                                                                 -------       -------
   Total                                                             185            63
                                                                 =======       =======

   Acquisition amortization

   Exploration and Production
   UK                                                                 32            29
   USA                                                               281           406
   Rest of World                                                      32            35
                                                                 -------       -------
                                                                     345           470
                                                                 -------       -------
   Refining and Marketing
   UK                                                                 97           104
   USA                                                                96            97
                                                                 -------       -------
                                                                     193           201
                                                                 -------       -------
   Total                                                             538           671
                                                                 =======       =======

                                 BP p.l.c. AND SUBSIDIARIES
                             RETURN ON AVERAGE CAPITAL EMPLOYED

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
Replacement cost basis
Replacement cost profit before exceptional items                     924         3,001
Interest                                                             333           446
Minority shareholders' interest                                        9             8
                                                                 -------       -------
Adjusted replacement cost profit                                   1,266         3,455
                                                                 =======       =======
Average capital employed                                          89,594        86,223
ROACE - replacement cost basis                                         6%           16%
                                                                 -------       -------
Pro forma basis
Adjusted replacement cost profit                                   1,266         3,455
Acquisition amortization                                             538           671
Special items (post tax)                                             120            40
                                                                 -------       -------
Adjusted replacement cost profit (pro forma basis)                 1,924         4,166
                                                                 =======       =======
Average capital employed                                          89,594        86,223
Average capital employed acquisition adjustment (a)               18,590        22,165
                                                                 -------       -------
Average capital employed (pro forma basis)                        71,004        64,058
ROACE - pro forma basis adjusted for special items                    11%           26%
Historical cost basis
Historical cost profit (loss) after exceptional items              1,296         2,830
Interest                                                             333           446
Minority shareholders' interest                                       40             8
                                                                 -------       -------
Adjusted historical cost profit                                    1,669         3,284
                                                                 =======       =======
Average capital employed                                          89,594        86,223
ROACE - historical cost basis after exceptionals                       7%           15%


------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO



                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
Net debt ratio - net debt: net debt + equity
Gross debt                                                        24,531        18,788
Cash and current asset investments                                 1,665         2,147
                                                                 -------       -------
Net debt                                                          22,866        16,641
                                                                 -------       -------
Equity                                                            67,481        66,316
Net debt ratio                                                        25%           20%
                                                                 -------       -------
Acquisition adjustment (a)                                        18,297        21,734
                                                                 -------       -------
Net debt ratio - pro forma basis (b)                                  32%           27%
                                                                 =======       =======

---------------


(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
             REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR NON-CASH
                         CHARGES AND CERTAIN OTHER ITEMS


Replacement cost operating profit adjusted for non-cash charges and certain other items essentially represents the Group's cash flow from operations (on a net of tax paid basis, tax is adjusted for the estimated effect of exceptional items and interest paid) excluding changes in working capital. BP is presenting this information as it gives a better insight into underlying cash flow from operating activities. This measure is derived from BP's UK GAAP accounting information but is not itself a recognised UK or US GAAP measure.

                                                                    Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                    2002          2001
                                                                    ------------------
                                                                       ($ million)
Replacement cost operating profit (RCOP) (reported) (a)            2,058         5,472
Depreciation and amounts provided (b)                              2,153         2,167
Exploration expenditure written off                                   59           108
Dividends from joint ventures and associated
undertakings less share of RCOP                                     (122)         (209)
Dividends paid to minority shareholders                              (13)            -
Adjust provisions to cash basis (c)                                  (69)         (141)
Adjust interest and other income to cash basis (d)                   (13)           (4)
                                                                 -------        ------
                                                                   4,053         7,393
Tax paid adjusted for certain items*                                (577)          (96)
                                                                 -------        ------
Adjusted RCOP after tax paid                                       3,476         7,297
                                                                 -------        ------
*  Calculation of tax paid adjusted for certain items
   Cash tax paid                                                    (445)         (139)
   Tax charge on exceptional items                                   (39)          151
   Tax shield assumption +                                           (93)         (108)
                                                                 -------        ------
                                                                    (577)          (96)
                                                                 -------        ------
+  Calculation of tax shield assumption
   Interest paid                                                    (309)         (361)
   Tax rate assumption (e)                                            30%           30%
                                                                 -------        ------
                                                                     (93)         (108)
                                                                 -------        ------



(a) Total replacement cost operating profit is before exceptional items, inventory holding gains and losses and interest expense.
(b) Includes depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(c) Calculated as the net of charge for provisions and utilization of provisions.
(d) Calculated as interest and other income, less interest received and dividends received from the Group cash flow statement.
(e) Deemed tax rate for tax shield adjustment is equal to the UK statutory tax rate.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: May 15, 2001                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary